UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2014

Commission File Number: 333-171863

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

(Translation of registrant’s name into English)

Cumberland House, 9th Floor

One Victoria Street, Hamilton HM 11, Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Stratus Technologies Bermuda Holdings Ltd. (the “Company”) previously announced, in its Form 6-K filed with the Securities and Exchange Commission on March 31, 2014, that it has entered into a Share Purchase Agreement, dated as of March 30, 2014 (the “Purchase Agreement”), among the Company, Stratus Technologies Bermuda Ltd., a wholly owned subsidiary of the Company (“Stratus”), Stratus Technologies, Inc., a wholly owned subsidiary of Stratus, and Storm Private Holdings II Ltd. (the “Buyer”). The Purchase Agreement provides for the sale by the Company to the Buyer of all of the issued share capital of Stratus, in exchange for the payment by the Buyer of certain indebtedness of the Company and its affiliates and certain transaction expenses (the “Transaction”), subject to the terms and conditions specified therein.

The Company today announced that, on April 11, 2014, it had received all necessary shareholder approvals under the Purchase Agreement for the Transaction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.
(Registrant)

Date: April 14, 2014	By:	/s/ Natalie Town
		Name:	Natalie Town
		Title:	Attorney-in-Fact